CONTRAFECT CORPORATION

28 WELLS AVENUE, THIRD FLOOR

YONKERS, NY 10701

August 27, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Deanna Virginio

Re:    CONTRAFECT CORPORATION

Registration Statement on Form S-3 (Registration No. 333-246359)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 246359) (the “Registration Statement”) of ContraFect Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on August 31, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Please contact Wesley C. Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CONTRAFECT CORPORATION

By:	/s/ Roger J. Pomerantz, M.D., F.A.C.P.
Name: Roger J. Pomerantz, M.D., F.A.C.P.
Title: President and Chief Executive Officer

cc:	Michael Messinger, ContraFect Corporation
Natalie Bogdanos, Esq., ContraFect Corporation
Peter N. Handrinos, Latham & Watkins LLP
Wesley C. Holmes, Latham & Watkins LLP